                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (AMENDMENT NO. 4)1

                           ELITE PHARMACEUTICALS,INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    28659T200
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             THOMAS J. FLEMING, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 23, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the
following box |_|.

            Note.  Schedules  filed  in  paper  format  shall  include  a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 28 Pages)

--------
     1      The remainder of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities
Exchange Act of 1934 or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  see the Notes).

---------------------------                                ---------------------
CUSIP No. 28659T200                       13D                Page 2 of 28 Pages
---------------------------                                ---------------------

================================================================================
      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                           BRIDGE VENTURES, INC.
--------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
      3        SEC USE ONLY

--------------------------------------------------------------------------------
      4        SOURCE OF FUNDS*

                     WC, OO
--------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

                     FLORIDA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
    SHARES
 BENEFICIALLY                   369,970(1)
   OWNED BY
     EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                369,970(1)
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
      11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     369,970(1)
--------------------------------------------------------------------------------
      12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
      13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     3.8%
--------------------------------------------------------------------------------
      14       TYPE OF REPORTING PERSON*

                     CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)         Consists of (a) 284,720 shares of Common Stock and (b) 85,250 shares of Common Stock issuable upon the exercise of warrants.

---------------------------                                ---------------------
CUSIP No. 28659T200                       13D                Page 3 of 28 Pages
---------------------------                                ---------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                           SMACS HOLDING CORP.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     FLORIDA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    121,000(1)
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                121,000(1)
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     121,000(1)
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     1.2%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)         Consists of (a) 46,000  shares of Common Stock and (b) 75,000 shares of Common Stock issuable upon the exercise of warrants.

---------------------------                                ---------------------
CUSIP No. 28659T200                       13D                Page 4 of 28 Pages
---------------------------                                ---------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                           BRIDGE VENTURES, INC. EMPLOYEE PENSION PLAN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     FLORIDA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    102,200(1)
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                102,200(1)
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     102,200(1)
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     1.0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     EP
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)         Consists of (a) 92,200  shares of Common Stock and (b) 10,000 shares of Common Stock issuable upon the exercise of warrants.

---------------------------                                ---------------------
CUSIP No. 28659T200                       13D                Page 5 of 28 Pages
---------------------------                                ---------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                           HARRIS FREEDMAN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    492,970(1)
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                102,200(2)
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                492,970(1)
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                102,200(2)
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     595,170(1)(2)
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     6.0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)         Consists of (a) 2,000 shares of Common Stock,  (b) 369,970 shares of
            Common Stock owned by Bridge Ventures, Inc. (including 85,250 shares of Common Stock  issuable upon exercise of warrants  owned by Bridge
            Ventures,  Inc.) and (c)  121,000  shares of Common  Stock  owned by
            SMACS  Holding  Corp.  (including  75,000  shares  of  Common  Stock issuable upon exercise of warrants owned by SMACS Holding Corp.).

(2)         Consists of 102,200 shares of Common Stock owned by Bridge Ventures,
            Inc.  Employee Pension Plan (including 10,000 shares of Common Stock issuable upon exercise of warrants  owned by Bridge  Ventures,  Inc.
            Employee Pension Plan).

---------------------------                                ---------------------
CUSIP No. 28659T200                       13D                Page 6 of 28 Pages
---------------------------                                ---------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                           SHARON WILL
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                     PF, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    240,800(1)
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                240,800(1)
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     240,800(1)
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     2.4%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)         Consists of (a) 7,500 shares of Common Stock,  (b) 217,500 shares of
            Common Stock owned by Saggi Capital Corp.  (including 110,000 shares of Common Stock  issuable upon  exercise of warrants  owned by Saggi
            Capital  Corp.),  (c) 7,450  shares of Common  Stock  owned by Saggi
            Capital Corp.  Money  Purchase  Plan, and (d) 8,350 shares of Common
            Stock owned by Saggi Capital Corp. Profit Sharing Plan.

---------------------------                                ---------------------
CUSIP No. 28659T200                       13D                Page 7 of 28 Pages
---------------------------                                ---------------------

================================================================================
      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                           SAGGI CAPITAL CORP.
--------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
      3        SEC USE ONLY

--------------------------------------------------------------------------------
      4        SOURCE OF FUNDS*

                     WC, OO
--------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

                     NEW YORK
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
    SHARES
 BENEFICIALLY                   217,500(1)
   OWNED BY
     EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                217,500(1)
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
      11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     217,500(1)
--------------------------------------------------------------------------------
      12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
      13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     2.2%
--------------------------------------------------------------------------------
      14       TYPE OF REPORTING PERSON*

                     CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)         Consists  of (a)  107,500  shares  of Common  Stock and (b)  110,000 shares of Common Stock issuable upon the exercise of warrants.

---------------------------                                ---------------------
CUSIP No. 28659T200                       13D                Page 8 of 28 Pages
---------------------------                                ---------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                           SAGGI CAPITAL CORP. MONEY PURCHASE PLAN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     NEW YORK
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    7,450
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                7,450
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     7,450
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     .1%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     EP
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------                                ---------------------
CUSIP No. 28659T200                       13D                Page 9 of 28 Pages
---------------------------                                ---------------------

================================================================================
      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                           SAGGI CAPITAL CORP. PROFIT SHARING PLAN
--------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
      3        SEC USE ONLY

--------------------------------------------------------------------------------
      4        SOURCE OF FUNDS*

                     OO
--------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

                     NEW YORK
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
    SHARES
 BENEFICIALLY                   8,350
   OWNED BY
     EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                8,350
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
      11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     8,350
--------------------------------------------------------------------------------
      12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
      13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     .1%
--------------------------------------------------------------------------------
      14       TYPE OF REPORTING PERSON*

                     EP
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------                                ---------------------
CUSIP No. 28659T200                       13D                Page 10 of 28 Pages
---------------------------                                ---------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                           MICHAEL H. FREEDMAN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                     PF, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    23,500(1)
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                23,500(1)
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     23,500(1)
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     .2%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)         Consists of (a) 18,500  shares of Common  Stock and (b) 5,000 shares of Common Stock issuable upon the exercise of warrants.

---------------------------                                ---------------------
CUSIP No. 28659T200                       13D                Page 11 of 28 Pages
---------------------------                                ---------------------

            The following constitutes Amendment No. 4 ("Amendment No. 4") to the
Schedule 13D filed by the undersigned.  This Amendment No. 4 amends and restates the Schedule 13D as specifically set forth below.

   Item 2 is hereby amended to add the following:

            In  connection  with  the  Settlement   Agreement  (as  defined  and
described  in Item 4), the  Reporting  Persons  have agreed to  terminate  their solicitation  efforts to elect three  directors  at the next  annual  meeting of stockholders  of Elite and to withdraw their  preliminary  proxy statement filed with the Securities and Exchange Commission on September 30, 2002.  Accordingly,
the Committee has been disbanded.

   Item 4 is hereby amended to add the following:

            On  October  23,  2002,  the  Committee  entered  into a  settlement agreement with the Issuer (the "Settlement Agreement"). Pursuant to the terms of
the  Settlement   Agreement,   the  Committee  agreed  to  terminate  its  proxy
solicitation  efforts  and to  support  the  election  of the seven  individuals nominated by the Issuer's Board of Directors for election at the Issuer's annual meeting of stockholders,  scheduled for December 12, 2002. The Issuer has agreed to commence promptly an exchange offer pursuant to which holders of the Issuer's
Class A Warrants  expiring on November  30,  2002 will have the  opportunity  to exchange those warrants for new warrants upon payment to the Issuer of $0.10 per warrant  share.  The new  warrants  will be  exercisable  for the same number of shares of the Issuer's common stock as the existing Class A Warrants,  will have an  exercise  price of  $5.00  per  share  (subject  to  adjustment  in  certain circumstances),  reduced from the $6.00 exercise price of the old warrants,  and will expire on November 30, 2005.  The Committee and the Issuer have also agreed not to take certain  actions prior to the completion of the annual  meeting.  In addition, the parties have agreed to end all litigation relating to the election contest  which  commenced  in August 2002 and to release  each other from claims relating thereto.  A copy of the Settlement  Agreement is attached as an exhibit hereto and incorporated herein by reference.

   Item 7 is hereby amended to add the following exhibit:

            4.   Settlement Agreement dated October 23, 2002, by and among Elite
                 Pharmaceuticals, Inc., Harris Freedman, Sharon Will, Michael H.
                 Freedman, Bridge Ventures, Inc., Bridge Ventures, Inc. Employee
                 Pension Plan, SMACS Holding Corp.,  Saggi Capital Corp.,  Saggi
                 Capital  Corp.  Money  Purchase  Plan,  and Saggi Capital Corp.
                 Profit Sharing Plan.

---------------------------                                ---------------------
CUSIP No. 28659T200                       13D                Page 12 of 28 Pages
---------------------------                                ---------------------

                                   SIGNATURES

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 24, 2002                     BRIDGE VENTURES, INC.

                                            By:/s/ Harris Freedman
                                               ---------------------------------
                                               Harris Freedman, Secretary

                                            SMACS HOLDING CORP.

                                            By:/s/ Harris Freedman
                                               ---------------------------------
                                               Harris Freedman, Secretary

                                            BRIDGE VENTURES, INC.
                                            EMPLOYEE PENSION PLAN

                                            By:/s/ Harris Freedman
                                               ---------------------------------
                                               Harris Freedman, Trustee

                                            /s/ Harris Freedman
                                            ------------------------------------
                                            HARRIS FREEDMAN

                                            SAGGI CAPITAL CORP.

                                            By:/s/ Sharon Will
                                               ---------------------------------
                                               Sharon Will, President

                                            SAGGI CAPITAL CORP.
                                            MONEY PURCHASE PLAN

                                            By:/s/ Sharon Will
                                               ---------------------------------
                                               Sharon Will, Trustee

                                            SAGGI CAPITAL CORP.
                                            PROFIT SHARING PLAN

                                            By:/s/ Sharon Will
                                               ---------------------------------
                                               Sharon Will, Trustee

                                            /s/ Sharon Will
                                            ------------------------------------
                                            SHARON WILL

                                            /s/ Michael H. Freedman
                                            ------------------------------------
                                            MICHAEL H. FREEDMAN

---------------------------                                ---------------------
CUSIP No. 28659T200                       13D                Page 13 of 28 Pages
---------------------------                                ---------------------

                                  EXHIBIT INDEX

Exhibit                                                                 Page
-------                                                                 ----

1.    Joint Filing Agreement dated August 5, 2002 (previously
      filed).

2.    Letter from Harris Freedman to Elite Pharmaceuticals, Inc.
      dated August 5, 2002 (previously filed).

3.    Letter from Harris Freedman to Elite Pharmaceuticals, Inc.
      dated August 29, 2002 (previously filed).

4.    Settlement Agreement dated October 23, 2002, by and among        14 to 28
      Elite Pharmaceuticals, Inc., Harris Freedman, Sharon Will,
      Michael H. Freedman, Bridge Ventures, Inc., Bridge
      Ventures, Inc. Employee Pension Plan, SMACS Holding
      Corp., Saggi Capital Corp., Saggi Capital Corp. Money
      Purchase Plan, and Saggi Capital Corp. Profit Sharing Plan.

---------------------------                                ---------------------
CUSIP No. 28659T200                       13D                Page 14 of 28 Pages
---------------------------                                ---------------------

                              SETTLEMENT AGREEMENT

            THIS  SETTLEMENT  AGREEMENT,  dated  October 23, 2002,  by and among
Elite Pharmaceuticals,  Inc., a Delaware corporation ("Elite" or the "Company"),
Harris Freedman,  Sharon Will,  Michael H. Freedman,  Bridge  Ventures,  Inc., a
Florida corporation,  Bridge Ventures, Inc. Employee Pension Plan, SMACS Holding
Corp., a Florida corporation, Saggi Capital Corp., a New York corporation, Saggi
Capital Corp.  Money Purchase Plan, and Saggi Capital Corp.  Profit Sharing Plan
(collectively the "Freedman Group").

                              W I T N E S S E T H:
                               - - - - - - - - - -

            WHEREAS,  on August 5, 2002 the Freedman  Group  commenced a consent solicitation  to remove three of the four members of Elite's  board of directors
(the "Consent Solicitation"); and

            WHEREAS, in connection with the Consent Solicitation,  on August 26,
2002, the Freedman Group filed a definitive consent solicitation  statement (the
"Solicitation  Statement")  with the  Securities  and Exchange  Commission  (the
"Commission"); and

            WHEREAS,  on  September  16, 2002 Elite filed with the  Commission a definitive consent revocation statement (the "Revocation Statement"); and

            WHEREAS,  Elite solicited  revocations of consents (the  "Revocation
Solicitation"); and

            WHEREAS,  Elite commenced  litigation  against the Freedman Group in the United  States  District  Court for the District of New Jersey in the matter encaptioned  Elite  Pharmaceuticals,  Inc. v. Harris  Freedman,  et al., bearing docket  number  02-CV-4191  (the "New  Jersey  Action"),  alleging,  among other things,  that the Freedman  Group had violated  Sections  13(d) and 14(a) of the
Securities  Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations of the Commission  promulgated thereunder in connection with the
Consent Solicitation; and

            WHEREAS,  in the New Jersey Action,  on September 6, 2002, the Court
denied the  application of Elite for a temporary  restraining  order against the
Freedman Group and, on October 1, 2002, denied Elite's motions for a preliminary injunction and sanctions against the Freedman Group; and

            WHEREAS, the Consent Solicitation ended on October 4, 2002; and

            WHEREAS,   on  September  30,  2002,  the  Freedman  Group  filed  a
preliminary proxy statement (the "Freedman Proxy Statement") with the Commission proposing to solicit proxies from stockholders in favor of the election of three members of the Freedman Group and stating the intention of the Freedman Group to contest  the  election  of  directors  at the next  annual  meeting  of  Elite's stockholders (the "Freedman Proxy Solicitation"); and

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CUSIP No. 28659T200                       13D                Page 15 of 28 Pages
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            WHEREAS, the Board of Directors of Elite has set November 1, 2002 as
the record date (the "Record Date") for the annual meeting of stockholders to be held on December  12, 2002  (together  with any  adjournments  or  postponements thereof as permitted hereby, the "Annual Meeting"); and

            WHEREAS,  on  October  7,  2002,  Elite  filed a  preliminary  proxy statement  (the  "Company  Preliminary  Proxy  Statement")  with the  Commission relating to the  election  of  directors  at the Annual  Meeting and stating the
intention  of  Elite's  Board  of  Directors  to  contest  the  Freedman   Proxy
Solicitation  and to  solicit  in favor  of the  election  of seven  individuals nominated by the Board of Directors (the "Company Nominees") (the "Company Proxy
Solicitation"); and

            WHEREAS, Elite and the Freedman Group have agreed to resolve certain disputes between them on the terms set forth herein;

            NOW,  THEREFORE,  in consideration of the mutual covenants set forth herein, and other good and valuable  consideration,  the receipt and sufficiency of which is hereby acknowledged,  and intending to be legally bound, the parties hereto hereby agree as follows:

                                    ARTICLE I

                         DISMISSAL OF NEW JERSEY ACTION

            Section  1.1.  Dismissal  of  Action.  Not later than the end of the business day immediately  following the date on which this Agreement is executed and delivered by all parties hereto (the "Effective Date"),  Elite shall execute and file, or cause its counsel to execute and file, such  stipulations and other documents as may be necessary to effect the  dismissal of the New Jersey  Action with prejudice and without costs to any party.

                                   ARTICLE II

                   TERMINATION OF FREEDMAN PROXY SOLICITATION

            Section 2.1.  Termination of Proxy Solicitation.  The Freedman Group
shall immediately  terminate the Freedman Proxy  Solicitation.  Without limiting the  generality  of the  foregoing,  not later than one  business day after then
Effective  Date,  the Freedman Group shall notify the staff of the Commission in
writing  that  it  has  terminated  the  Freedman  Proxy   Solicitation  and  is
withdrawing the Freedman Proxy Statement. Promptly following the Effective Date, the  Freedman  Group shall cause its  Schedule  13D with  respect to Elite to be amended consistent with the terms of this Agreement.

            Section 2.2. No  Solicitation  at Annual Meeting and  Prohibition on
Other Actions.

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CUSIP No. 28659T200                       13D                Page 16 of 28 Pages
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            No member of the Freedman Group shall, directly or indirectly:

                (a)  become  a  "participant"   (as  such  term  is  defined  in
Instruction 3 to Item 4 of Schedule 14A  promulgated  under the Exchange Act) in or assist any third party in any  "solicitation" of "proxies" (as such terms are defined in Rule 14a-1  promulgated under the Exchange Act) for use at the Annual
Meeting  (whether or not the  solicitation is subject to the provisions of Rules
14a-3 to 14a-15 and  specifically  including any  solicitation  pursuant to Rule
14a-2(b)(1)),  make any exempt communication pursuant to Rule 14a-1(l)(2)(iv) or otherwise  seek to advise or influence  any person or entity or assist any third party in so advising  or  influencing  any person or entity with  respect to the giving or withholding of any proxy or vote at the Annual Meeting,  other than in favor of the election of the Company Nominees.

                (b)  assert,  commence  or maintain or assist any third party in asserting,  commencing or maintaining any claim, action or proceeding before any court, agency or other governmental  authority  (including,  without limitation, the Commission  and any state  securities  commissioner)  (i) seeking to enjoin, delay or accelerate the Annual Meeting,  (ii) seeking to enjoin the solicitation of proxies by the Board of  Directors  for use at the Annual  Meeting,  or (iii)
alleging that the Company Proxy Statement,  the definitive proxy statement to be prepared  by Elite for mailing to  stockholders  in  connection  with the Annual
Meeting  (the  "Company  Proxy  Statement")  and  any  accompanying   soliciting
materials or any additional  soliciting  materials  delivered to stockholders by
Elite violates Rule 14a-9 or contains any untrue statement of a material fact or omits  to state a  material  fact  necessary  to make  the  statement  contained therein,  in  light  of the  circumstances  under  which  they  were  made,  not misleading.

                (c) other than as  expressly  provided  herein,  grant any proxy with respect to the Annual Meeting or deposit any of the Elite  securities  held by the Freedman Group in a voting trust or subject them to a voting agreement or other arrangement of similar effect with respect to the Annual Meeting.

                (d) make any proposal for consideration at the Annual Meeting.

                (e) participate in or assist any third party in any solicitation of written consents with regard to Elite prior to the Annual Meeting.

            Section 2.3. No Public  Statements  or Other  Actions.  Prior to the
completion  of the Annual  Meeting,  no member of the Freedman  Group nor any of their respective officers, directors, employees, affiliates or agents shall make any public  announcement or statement with respect to, or submit a proposal for,
or  offer  of  (with  or  without  conditions)  any  extraordinary   transaction
involving,  Elite, its directors or officers, or any of its securities or assets
(including,  without  limitation,  any plan or proposal  that would relate to or would  result in any of the actions set forth in clauses (a) through (j) of Item
4 of Schedule 13D  promulgated  under the Exchange Act) or form,  join or in any way participate in a "group" as defined in Section  13(d)(3) of the Exchange Act in connection  with any of the foregoing.  Prior to the completion of the Annual

---------------------------                                ---------------------
CUSIP No. 28659T200                       13D                Page 17 of 28 Pages
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Meeting,  neither  the Company nor any of its  officers,  directors,  employees, affiliates or agents shall make any public announcement or statement relating to the Freedman Group, the Consent Solicitation, the Freedman Proxy Solicitation or
the New Jersey Action other than (i) to describe the terms of this  Agreement or
(ii) as may be required to comply with applicable  Federal and State  securities laws,  rules and  regulations or the rules and regulations of any stock exchange or stock market on which Elite's securities are then listed,  quoted or admitted to trading.

            Section  2.4.  Election  of  Company  Nominees.  Each  member of the
Freedman  Group  shall cause all voting  securities  held of record by it on the
Record Date or over which it has or shares voting power (the "Securities") to be represented at the Annual Meeting and to be voted at the Annual Meeting in favor of the Company Nominees.

            Section  2.5.  Proxy.  In order to  assure  the  performance  of the obligations of the Freedman Group  hereunder,  each member of the Freedman Group is simultaneously herewith providing Elite with an irrevocable proxy authorizing
Elite to vote the  Securities  as  described  above at the Annual  Meeting  (the
"Proxy") in the form of Exhibit C hereto.  Elite shall have the right to deliver the Proxy on behalf of the members of the  Freedman  Group in the event that any member of the Freedman Group does not perform its  obligations  hereunder.  Each member of the  Freedman  Group  hereby  agrees that the Proxy is coupled with an interest and therefore is irrevocable.  Each member of the Freedman Group hereby irrevocably  revokes  any and all  proxies  given or granted  with regard to the
Securities other than as provided in this Agreement or the Proxy.

                                   ARTICLE III

                                 EXCHANGE OFFER

            Section 3.1.  Exchange Offer.

                (a) Promptly  following the Effective Date,  Elite shall prepare and  disseminate  to all holders of its  outstanding  Class A Warrants  expiring
November 30, 2002 (the "Old Warrants") an exchange offer (the "Exchange  Offer")
pursuant  to which  Elite  shall  offer to  exchange  the Old  Warrants  for new warrants having the terms and conditions  summarized  below (the "New Warrants")
for a price of $0.10  per  share of Elite  common  stock  (the  "Common  Stock")
covered thereby. The Exchange Offer shall be made to the eligible warrantholders irrespective  of whether the Old  Warrants  shall have expired when the Exchange
Offer is consummated.  The Exchange Offer shall be open for 20 business days (or such longer  period as the Board of  Directors  of Elite shall  determine in its sole  discretion)  and  shall  otherwise  comply  with the  requirements  of the
Securities Act of 1933, as amended (the "Securities  Act"), the Exchange Act and the rules and regulations of the Commission promulgated thereunder.

                (b) The New Warrants will (i) be exercisable for the same number of shares of Common Stock as the Old  Warrants,  (ii) have an exercise  price of
$5.00 per share  (subject to  appropriate  adjustment  in the event of any stock

---------------------------                                ---------------------
CUSIP No. 28659T200                       13D                Page 18 of 28 Pages
---------------------------                                ---------------------

split, reverse stock split, stock dividend, recapitalization or reclassification occurring after the date hereof in respect of the Common Stock), (iii) expire on
November 30, 2005 (the "Expiration  Date"),  and (iv) except as set forth herein will have  substantially  all of the same other terms and  conditions as the Old
Warrants.  The  New  Warrants  shall  provide  that  (i) if the  Warrant  Shares
Registration Statement (as defined below) is not effective on any day during the thirty (30) day period  immediately  prior to and including the Expiration  Date
(the  "Thirty Day  Period"),  and (ii)  Elite's  Common  Stock trades at a price greater than $5.00 (subject to appropriate  adjustment in the event of any stock split, reverse stock split, stock dividend, recapitalization or reclassification occurring  after the date hereof in respect of the Common  Stock) on any trading day on which the Warrant Shares  Registration  Statement is not effective during the Thirty Day Period,  then the  Expiration  Date shall be extended to the 30th day after the date on which the Warrant Shares  Registration  Statement is again effective and available  for the exercise of the New Warrants.  Such  provisions shall apply to any  subsequent  suspension  of the Warrant  Shares  Registration
Statement occurring prior to the then-current Expiration Date.

                (c) In connection  with the Exchange Offer,  promptly  following the Effective Date (but not later than forty five (45) days  thereafter),  Elite shall  prepare  and file with the  Commission  a  registration  statement  on an appropriate  form  registering  the New  Warrants and the shares of Common Stock issuable  upon exercise  thereof (the  "Registration  Statement")  and shall use commercially  reasonable  efforts to cause the Registration  Statement to become effective,  including to respond to all comments from the Commission and to file all  amendments  to the  Registration  Statement  so required to respond to such
comments.   Except  as  otherwise  provided  below,  Elite  shall  maintain  the effectiveness of the Registration  Statement until such time as the New Warrants are no longer outstanding (the  "Effectiveness  Termination Date"). In addition, in  connection  with the  Exchange  Offer,  Elite shall  comply with  applicable securities or "blue sky" laws; provided,  however,  that in no event shall Elite be  obligated  to  (i)  qualify  as a  foreign  corporation  or as a  dealer  in securities  in any  jurisdiction  where it would not otherwise be required to so qualify but for this  subsection (c) or (ii) file any general consent to service of process in any jurisdiction where it is not as of the date hereof so subject.

                (d) Elite shall use commercially reasonable efforts to cause the
Registration  Statement to remain  effective until the termination or expiration of the Exchange Offer. Thereafter,  Elite shall not be obligated to maintain the effectiveness of the Registration Statement with respect to the New Warrants. In addition,  Elite  shall not be required to  maintain  the  effectiveness  of the
Registration  Statement with respect to the shares of Common Stock issuable upon the exercise of the New Warrants  (the  "Warrant  Shares")  until the earlier to occur  of (i)  Elite  becoming  eligible  to use  Form  S-3  (or  any  successor
"short-form"  registration  statement) to register the Warrant  Shares (the "S-3
Eligibility  Date") or (ii) such time as the "Average Trading Price" (as defined below)  of the  Common  Stock is equal to or  greater  than  $4.00  (subject  to appropriate  adjustment  in the event of any stock split,  reverse  stock split, stock dividend,  recapitalization or  reclassification  occurring after the date hereof  in  respect  of the  Common  Stock)  (the  earlier  of such  dates,  the
"Registration Event").

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CUSIP No. 28659T200                       13D                Page 19 of 28 Pages
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                (e) Promptly after the occurrence of the Registration Event (but in no event later than 15 days  thereafter),  Elite shall  prepare and file with the  Commission  either  (i) a  post-effective  amendment  to  the  Registration
Statement,  which  shall  be on  Form  S-3  (or  such  successor  form)  if  the
Eligibility Date has occurred, or (ii) a new registration statement, which shall be on Form S-3 (or such  successor  form) if the  Eligibility  Date has occurred
(such  post-effective  amendment  or new  registration  statement,  the "Warrant
Shares  Registration  Statement")  registering  the Warrant Shares and shall use commercially  reasonable  efforts  to  cause  the  Warrant  Shares  Registration
Statement to become  effective,  including  to respond to all comments  from the
Commission  and to  file  all  amendments  to the  Warrant  Shares  Registration
Statement so required to respond to such comments.  Elite shall use commercially
reasonable   efforts  to  maintain  the  effectiveness  of  the  Warrant  Shares
Registration  Statement  until the  Effectiveness  Termination  Date;  provided, however,  that (i) Elite  shall have the right to  convert  any  Warrant  Shares
Registration  Statement  that is not on Form S-3 (or such  successor  form) to a registration  statement on Form S-3 (or such  successor  form) in the event that the Registration Event occurs prior to the S-3 Eligibility Date and (ii) Elite's obligation  to maintain the  effectiveness  of the Warrant  Shares  Registration
Statement  shall be  suspended  during  any  period  after the  occurrence  of a
Registration  Event  and  prior to the S-3  Eligibility  Date  during  which the
Average  Trading  Price of the  Common  Stock is less  than  $4.00  (subject  to appropriate  adjustment  in the event of any stock split,  reverse  stock split, stock dividend,  recapitalization or  reclassification  occurring after the date hereof in respect of the Common Stock).

                (f) As used herein "Average Trading Price" means, as of any date of  determination,  the  arithmetic  average of the closing prices of the Common
Stock on the  American  Stock  Exchange,  or such  successor  exchange  or other exchange  or market  on which  the  Common  Stock is then  listed or quoted  for exchange for the twenty (20) consecutive  trading days ending on the trading day immediately prior to the date of determination.

                (g) Prior to the S-3  Eligibility  Date,  Elite shall deliver or cause to be  delivered  to all  holders  of New  Warrants,  (i) the  information required by Rule 14a-3(b)  promulgated pursuant to the Exchange Act and (ii) the information  required by Items 401, 402 and 403 of  Regulation  S-K  promulgated pursuant to the Securities Act.

                (h)  Notwithstanding  the other  provisions of this Section 3.1,
Elite  may  suspend  the use of the  prospectus  contained  in the  Registration
Statement  for a  period  not to  exceed  45 days in any  180-day  period  or an aggregate  of 90 days in any 365 day  period  if the Board of  Directors  of the
Company  shall have  determined  in good faith  that  because of valid  business reasons  (not  including  avoidance  of the  Company's  obligations  hereunder),
including  the   acquisition  or  divestiture  of  assets,   pending   corporate
developments  and similar events,  it is in the best interests of the Company to suspend  such  use,  and  prior  to  suspending  such use the  Company  provides warrantholders  with written  notice of such  suspension,  which notice need not

---------------------------                                ---------------------
CUSIP No. 28659T200                       13D                Page 20 of 28 Pages
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specify the nature of the event giving rise to such suspension.  Notwithstanding
the   registration  of  the  Exchange  Offer,  the  New  Warrants  will  not  be transferable except by operation of law. Any Old Warrants not exchanged pursuant to the terms of the Exchange Offer will expire in accordance with their terms.

            Section 3.2. Expenses.  Elite will pay all expenses  associated with
the  Exchange  Offer  and  the  Registration   Statement  excluding   discounts,
commissions,  fees of underwriters,  selling brokers, dealer managers or similar securities industry professionals.

                                   ARTICLE IV

                              ADDITIONAL AGREEMENTS

            Section 4.1. Company Nominees.  The Company shall not remove John A.
Moore,  John P. de Neufville  and Richard A. Brown (the "New Company  Nominees")
from the slate of Company  Nominees  nominated by Elite's Board of Directors for election  at the  Annual  Meeting.  In the  event  that  any of the New  Company
Nominees dies,  resigns or refuses to serve as a director of Elite,  Elite shall have the  right,  but not the  obligation,  to  appoint a  successor  nominee (a
"Replacement Nominee") reasonably  satisfactory to the Freedman Group (except as provided below) for election at the Annual Meeting,  subject to the requirements of  applicable  law. If Elite desires to appoint a  Replacement  Nominee,  Elite shall provide the Freedman Group with written notice thereof, which notice shall include  disclosure of the proposed  Replacement  Nominee's age,  background and relevant experience. If the Freedman Group reasonably objects to the Replacement
Nominee,  the Freedman  Group shall so notify the Company in writing on or prior to the  second  business  day after  receipt  of the  Company's  notice.  If the
Freedman  Group  approves of the  Replacement  Nominee or does not timely object thereto,  the  Replacement  Nominee  shall become a "New Company  Nominee" and a
"Company  Nominee" for all  purposes  hereunder.  If the  Freedman  Group timely objects to the appointment of such  Replacement  Nominee,  then Elite shall have the right,  at its option,  to either (i)  withdraw  the  Replacement  Nominee's appointment,  or  (ii) to  proceed  with  the  appointment  of such  Replacement
Nominee.  In  the  event  that  Elite  proceeds  with  the  appointment  of  the
Replacement  Nominee in accordance  with clause (ii) of the preceding  sentence,
Elite shall notify the Freedman  Group thereof in writing and the Freedman Group shall  not be  obligated  to vote the  Securities  in favor of such  Replacement
Nominee  at the  Annual  Meeting  and such  Replacement  Nominee  shall not be a
Company Nominee hereunder.

            Section  4.2.   Restrictions  on  Certain  Actions.   Prior  to  the
conclusion  of the Annual  Meeting,  the Board of  Directors  of Elite shall not adopt or  announce  the  adoption of a  stockholders'  rights plan and shall not amend or seek  stockholder  approval at the Annual  Meeting for the amendment of
Elite's certificate of incorporation or by-laws;  provided,  however,  that such restrictions  shall not apply in the event that any  person or entity  makes any proposal or public  announcement  relating to, or seeks  information  that would lead to any such  proposal,  or seeks to  negotiate  with Elite  regarding,  the merger or consolidation of Elite with or into any other entity, the sale, lease,

---------------------------                                ---------------------
CUSIP No. 28659T200                       13D                Page 21 of 28 Pages
---------------------------                                ---------------------

transfer  or other  disposition  of all or any  substantial  portion  of Elite's assets,  the  acquisition  of any  securities  of  Elite  or any  other  similar extraordinary corporate transaction.

            Section 4.3. Annual Meeting.  The Company shall not adjourn,  delay, postpone or otherwise  fail to convene and conclude the Annual  Meeting for more than 15 days from  December  12,  2002  without the prior  written  consent of a majority of the New Company Nominees.

            Section 4.4. Press  Releases.  Not later than one business day after the  Effective  Date,  the Freedman  Group shall issue and  disseminate  a press release in the form of Exhibit A hereto and Elite shall issue and  disseminate a press  release in the form of  Exhibit B hereto.  Neither  party  shall make any public statement inconsistent with its respective press release.

                                    ARTICLE V

                                  ELITE RELEASE

            Section  5.1.  Elite  Release.  Each of the members of the  Freedman
Group, on its own behalf and on behalf of their respective officers,  directors, employees,  agents,  representatives,  heirs, successors and assigns, and anyone claiming  by or  through  any  of the  foregoing  (collectively,  the  "Freedman
Releasors"),  does hereby release and forever discharge Elite and its directors, officers, employees, agents, representatives and attorneys (collectively, "Elite
Releasees"), of and from all manner of actions, causes of action, suits, account reckonings,  covenants,  agreements,  damages,  judgments,  claims  and  demands whatsoever,  at law or in equity  arising  from or  relating  to (i) the Consent
Solicitation,   the  Solicitation  Statement,   the  Revocation  Statement,  the
Revocation  Solicitation,  the New Jersey Action,  the Freedman Proxy Statement,
the Freedman Proxy Solicitation,  the Company  Preliminary Proxy Statement,  the
Company Proxy  Statement,  the Company  Proxy  Solicitation  (collectively,  the
"Election  Contest"),  or (ii) the  determination  by the Board of  Directors of
Elite not to extend the Old Warrants  other than as set forth herein,  which the
Freedman Releasors ever had, now have, or may hereafter have; provided, however, that  this  release  shall  not  extend  to the  terms  and  provisions  of this
Agreement.

            Section 5.2.  Agreement Not to Sue. The Freedman  Group,  on its own
behalf and on behalf of the other Freedman Releasors,  covenants, to the maximum extent permitted by law, that neither it nor any Freedman  Releasor shall at any time hereafter file, commence or maintain or authorize or permit any third party to file,  commence or maintain on its  behalf,  any suit,  action or  proceeding before  any  federal,  state or local  court,  administrative  body,  agency  or authority or arbitral organization or other tribunal against the Elite Releasees with respect to the matters covered by the release set forth in Section 5.1.

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CUSIP No. 28659T200                       13D                Page 22 of 28 Pages
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                                   ARTICLE VI

                             FREEDMAN GROUP RELEASE

            Section 6.1. Freedman Group Release. Elite, on its own behalf and on
behalf  of  its  officers,   directors,   employees,  agents,   representatives,
successors and assigns,  and anyone  claiming by or through any of the foregoing
(collectively,  the "Elite Releasors") does hereby release and forever discharge each member of the  Freedman  Group and their  respective  directors,  officers,
employees,  agents,   representative  and  attorneys  (collectively,   "Freedman
Releasees"), of and from all manner of actions, causes of action, suits, account reckonings,  covenants,  agreements,  damages,  judgments,  claims  and  demands whatsoever,  at law or in  equity  arising  from  or  relating  to the  Election
Contest,  which the Elite  Releasors ever had, now have, or may hereafter  have;
provided,  however,  that  this  release  shall  not  extend  to the  terms  and provisions of this Agreement.

            Section 6.2.  Agreement Not to Sue.  Elite, on its own behalf and on behalf of the other Elite Releasors,  covenants, to the maximum extent permitted by law, that neither it nor any Elite Releasor shall at any time hereafter file, commence or maintain or authorize or permit any third party to file, commence or maintain on its behalf, any suit, action or proceeding before any federal, state
or  local  court,   administrative   body,   agency  or  authority  or  arbitral
organization  or other tribunal  against the Freedman  Releasees with respect to the matters covered by the release set forth in Section 6.1.

                                   ARTICLE VII

          REPRESENTATIONS AND WARRANTIES RELATING TO THE FREEDMAN GROUP

            The members of the Freedman Group, jointly and severally,  represent and warrant to Elite as follows:

            Section 7.1. Organization. Each member of the Freedman Group that is an entity is duly  organized,  validly  existing and in good standing  under the laws of the state of its jurisdiction of organization.

            Section 7.2.  Authorization.  Each member of the Freedman  Group has full power and  authority to execute and deliver this  Agreement  and to perform its  obligations  hereunder,  all of which  have  been  duly  authorized  by all requisite  corporate,  partnership or limited  liability  company action, as the case may be. This Agreement has been duly authorized,  executed and delivered by each member of the Freedman Group and constitutes a valid and binding  agreement of each such  member,  enforceable  against such member in  accordance  with its terms.

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CUSIP No. 28659T200                       13D                Page 23 of 28 Pages
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                                  ARTICLE VIII

                REPRESENTATIONS AND WARRANTIES RELATING TO ELITE

            Elite represents and warrants to the Freedman Group as follows:

            Section 8.1. Organization. Elite is duly organized, validly existing and in good standing under the laws of the State of Delaware.

            Section 8.2.  Authorization.  Elite has full power and  authority to execute and deliver this Agreement and to perform its obligations hereunder, all of which have been duly  authorized  by all  requisite  corporate  action.  This
Agreement  has been  duly  authorized,  executed  and  delivered  by  Elite  and constitutes a valid and binding  agreement of Elite,  enforceable  against it in accordance with its terms.

                                   ARTICLE IX

                                  MISCELLANEOUS

            Section 9.1. Notices. All notices or other  communications  required or permitted hereunder shall be in writing and shall be delivered personally, by facsimile or sent by  certified,  registered  or express air mail,  or overnight
carrier,   postage  prepaid,  and  shall  be  deemed  given  when  so  delivered personally,  or by  facsimile,  or if  mailed,  five (5) days  after the date of mailing, or if sent by overnight carrier, one (1) business day after the date of delivery to such overnight carrier, as follows:

If to the Freedman Group, to the address set forth on the signature pages hereto

With a copy to:         Olshan Grundman Frome Rosenzweig & Wolosky, LLP
                        505 Park Avenue
                        New York, New York 10022
                        Telephone:  (212) 753-7200
                        Facsimile:  (212) 755-1467
                        Attention:  Thomas J. Fleming, Esq.

If to Elite:            Elite Pharmaceuticals, Inc.
                        165 Ludlow Avenue
                        Northvale, New Jersey 07647
                        Telephone:  (201) 750-2646
                        Facsimile:  (201) 750-2755
                        Attention: Atul M. Mehta, President

With a copy to:         Lowenstein Sandler PC
                        65 Livingston Avenue
                        Roseland, New Jersey 07068
                        Telephone:  (973) 597-2382
                        Facsimile:  (973) 597-2383
                        Attention:  John D. Hogoboom, Esq.

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CUSIP No. 28659T200                       13D                Page 24 of 28 Pages
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or to such other  address as any party  hereto  shall  notify the other  parties hereto (as provided above) from time to time.

            Section 9.2.  Expenses.  Except as expressly  provided herein,  each party  hereto  shall pay its own  expenses  incident to this  Agreement  and the transactions contemplated herein.

            Section 9.3. Governing Law; Consent to Jurisdiction.  This Agreement
shall be governed by, and construed in accordance with, the internal laws of the
State of New Jersey,  without reference to the choice of law principles thereof.
Each of the parties hereto irrevocably submits to the exclusive  jurisdiction of the courts of the State of New Jersey and the United States  District  Court for
the District of New Jersey for the purpose of any suit,  action,  proceeding  or judgment  relating  to or arising  out of this  Agreement  and the  transactions contemplated  hereby.  Each of the parties  hereto  irrevocably  consents to the jurisdiction of any such court in any such suit, action or proceeding and to the laying  of venue  in such  court.  Each  party  hereto  irrevocably  waives  any objection to the laying of venue of any such suit, action or proceeding  brought in such courts and  irrevocably  waives any claim that any such suit,  action or proceeding brought in any such court has been brought in an inconvenient forum.

            Section 9.4. Assignment; Successors and Assigns; Third Party Rights.
This  Agreement  may not be assigned by operation of law or  otherwise,  and any attempted  assignment  shall be null and void.  This Agreement  shall be binding upon and inure to the benefit of the parties hereto and their respective  heirs, successors,  assigns and legal representatives.  Except as set forth in Sections
5.1, 5.2 and 6.1 and 6.2 hereof, this Agreement shall be for the sole benefit of the parties to this Agreement and their respective  heirs,  successors,  assigns and legal representatives and is not intended,  nor shall be construed,  to give
any  person,   other  than  the  parties  hereto  and  their  respective  heirs, successors,  assigns and legal  representatives,  any legal or equitable  right, remedy or claim hereunder.

            Section  9.5.  Counterparts.  This  Agreement  may  be  executed  in counterparts,  each of which shall be deemed an original  agreement,  but all of which together shall constitute one and the same instrument.

            Section 9.6. Titles and Headings. The headings in this Agreement are for  reference  purposes  only,  and shall not in any way affect the  meaning or interpretation of this Agreement.

            Section 9.7. Entire Agreement. This Agreement, including the Exhibit attached hereto, constitutes the entire agreement among the parties with respect to the matters  covered  hereby and  supersedes  all previous  written,  oral or implied understandings among them with respect to such matters.

---------------------------                                ---------------------
CUSIP No. 28659T200                       13D                Page 25 of 28 Pages
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            Section 9.8. Amendment and Modification.  This Agreement may only be amended or modified in writing  signed by the party against whom  enforcement of such amendment or modification is sought.

            Section  9.9.  Waiver.  Any of  the  terms  or  conditions  of  this
Agreement  may be  waived at any time by the party or  parties  entitled  to the benefit  thereof,  but only by a writing signed by the party or parties  waiving such terms or conditions.

            Section 9.10.  Severability.  The  invalidity of any portion  hereof shall not affect the validity, force or effect of the remaining portions hereof.
If it is ever  held  that any  restriction  hereunder  is too  broad  to  permit enforcement of such restriction to its fullest extent, such restriction shall be enforced to the maximum extent permitted by law.

            SECTION 9.11.  NO STRICT  CONSTRUCTION.  EACH OF THE PARTIES  HERETO
ACKNOWLEDGE THAT THIS AGREEMENT HAS BEEN PREPARED JOINTLY BY THE PARTIES HERETO,
AND SHALL NOT BE STRICTLY CONSTRUED AGAINST ANY PARTY.

            Section  9.12.   Equitable  Relief.   Each  of  the  parties  hereto
acknowledge  that this  Agreement is unique and that none of the parties  hereto could be made  whole by money  damages in the event of a breach of the terms and provisions hereof. Accordingly, each of the parties hereto shall have the right, in addition to any other rights and remedies  available at law or in equity,  to equitable relief (including specific performance and temporary,  preliminary and permanent  injunctive relief) in the event of any breach or threatened breach by any party of the terms  hereof  and  shall not be  required  to post any bond or security in connection therewith.

          [INTENTIONALLY LEFT BLANK; SIGNATURES BEGIN ON THE NEXT PAGE]

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CUSIP No. 28659T200                       13D                Page 26 of 28 Pages
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            IN WITNESS  WHEREOF,  the  parties  hereto have duly  executed  this
Agreement  or caused this  Agreement  to be duly  executed  by their  authorized representative, as of the day and year first above written.

                                            ELITE PHARMACEUTICALS, INC.

                                            By:/s/ Atul M. Mehta
                                               ---------------------------------
                                            Name: Atul M. Mehta
                                            Title: President

                                            /s/ Harris Freedman
                                            ---------------------------------
                                            Harris Freedman

                             Address:       1241 Gulf of Mexico Dr.
                             Telephone:     Longboat Key, FL 34228
                             Facsimile:     941 387-8388

                                            /s/ Sharon Will
                                            ---------------------------------
                                            Sharon Will

                             Address:       9 Prospect Hill Rd. Ext.
                             Telephone:     Pine Plains, NY 12567
                             Facsimile:     518 398-6369
                                            518 398-7230

                                            /s/ Michael H. Freedman
                                            ---------------------------------
                                            Michael H. Freedman

                             Address:       200 E. 89th St., NY, NY 10128
                             Telephone:     (212) 426-7499
                             Facsimile:     (212) 722-0553

                                            BRIDGE VENTURES, INC.

                                            /s/ Harris Freedman
                                            ---------------------------------
                                            Name:  Harris Freedman
                                            Title: Secretary

                             Address:       1241 Gulf of Mexico Dr.
                             Telephone:     Longboat Key, FL 34228
                             Facsimile:     941 387-8388

                     [SIGNATURES CONTINUE ON THE NEXT PAGE]

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CUSIP No. 28659T200                       13D                Page 27 of 28 Pages
---------------------------                                ---------------------

                                            BRIDGE VENTURES, INC. EMPLOYEE
                                             PENSION PLAN

                                            By:  /s/ Harris Freedman
                                                 -------------------------------
                                            Name:  Harris Freedman
                                            Title: Trustee

                             Address:       1241 Gulf of Mexico Dr.
                             Telephone:     Longboat Key, FL 34228
                             Facsimile:     941 387-8388

                                            SMACS HOLDING CORP.

                                            By:  /s/ Harris Freedman
                                                 -------------------------------
                                            Name:  Harris Freedman
                                            Title: Secretary

                             Address:       1241 Gulf of Mexico Dr.
                             Telephone:     Longboat Key, FL 34228
                             Facsimile:     941 387-8388

                                            SAGGI CAPITAL CORP.

                                            By:  /s/ Sharon Will
                                                 -------------------------------
                                            Name:  Sharon Will
                                            Title: President

                             Address:       9 Prospect Hill Rd. Ext.
                             Telephone:     Pine Plains, NY 12567
                             Facsimile:     518 398-6369
                                            518 398-7230

                                            SAGGI CAPITAL CORP. MONEY
                                             PURCHASE PLAN

                                            By:  /s/ Sharon Will
                                                 -------------------------------
                                            Name:  Sharon Will
                                            Title: Trustee

                             Address:       9 Prospect Hill Rd. Ext.
                             Telephone:     Pine Plains, NY 12567
                             Facsimile:     518 398-6369
                                            518 398-7230

                     [SIGNATURES CONTINUE ON THE NEXT PAGE]

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CUSIP No. 28659T200                       13D                Page 28 of 28 Pages
---------------------------                                ---------------------

                                            SAGGI CAPITAL CORP. PROFIT
                                             SHARING PLAN

                                            By:  /s/ Sharon Will
                                                 -------------------------------
                                            Name:  Sharon Will
                                            Title: Trustee

                             Address:       9 Prospect Hill Rd. Ext.
                             Telephone:     Pine Plains, NY 12567
                             Facsimile:     518 398-6369
                                            518 398-7230